SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Market Announcement disclosed on December 21, 2021, which, on this date, received Official Letters No. 571/2021/SE-MME and 574/2021/SE-MME from the Ministry of Mines and Energy informing that the National Energy Policy Council (“CNPE”) approved the new value of the economic benefit of the new Eletrobras concession contracts, a condition defined in Law No. 14,182/2021 for the capitalization of the company.

The CNPE defined at BRL 67 billion the value added by the new electricity generation concession contracts for 22 Eletrobras hydroelectric plants affected by Law No. 14,182/2021.

Of the total, BRL 25.3 billion will be paid by Eletrobras to the Federal Government for grants of hydroelectric plants that will leave the current quota regime, which only remunerates operation and maintenance, for independent energy production, and also for new concession contracts the Tucuruí, Mascarenhas, Sobradinho and Itumbiara plants. Thus, consumers will be less exposed to hydrological factors that affect the electrical system.

The approved amounts may be altered, considering that there has been no manifestation by the Federal Court of Accounts.

These official letters are attached to this Relevant Fact.

The Company will keep the market informed about the matter subject on this Relevant Fact.

Rio de Janeiro, December 21, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free translation

Official Letter No. 571/2021/SE-MME

To the Mr.

RODRIGO LIMP NASCIMENTO

President of Centrais Elétricas Brasileiras S.A. (Eletrobras)

Rua da Quitanda, 196, 24th floor, Mario Bhering Building

20091-005 - Rio de Janeiro/RJ

Subject: CNPE meeting - Resolution to define the value added to contracts.

Mr. CEO,

I inform you that it was approved today, December 21, 2021, by the Board National Energy Policy - CNPE, the amendments to CNPE Resolution No. 15, of August 31, 2021, which established the value added by the new electricity generation concession contracts of Eletrobras, pursuant to Law No. 14.182, of July 12, 2021, which provides for privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras.

I would also like to inform you that the Ministry of Mines and Energy will publish a release (SEI nº 0579850) on its website that will give further details of the content of the approved resolution.

Regards,

MARISETE FÁTIMA DADALD PEREIRA

Executive Secretary

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free translation

Official Letter No. 574/2021/SE-MME

To the Mr.

RODRIGO LIMP NASCIMENTO

President of Centrais Elétricas Brasileiras S.A. (Eletrobras)

Rua da Quitanda, 196, 24th floor, Mario Bhering Building

20091-005 - Rio de Janeiro/RJ

Subject: CNPE meeting - Resolution to define the value added to contracts.

Mr. CEO,

I refer to Official Letter No. 571/2021/SE-MME, in which he informed about the approval, by the National Energy Policy Council - CNPE, of the Resolution that amended CNPE Resolution No. 15, of August 31, 2021, in order to send the final version of the release (SEI No. 0579899), replacing the release forwarded earlier.

Regards,

MARISETE FÁTIMA DADALD PEREIRA

Executive Secretary

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free Translation

CNPE approves new amounts for concession contracts for capitalization of Eletrobras

The National Energy Policy Council (CNPE) approved, at an extraordinary meeting held this Tuesday (12/21), the resolution that determines the new value of the economic benefit of the new Eletrobras concession contracts, a condition defined in Law No. 14.182/ 2021 for the capitalization of the company.

The economic-financial modeling considered in the new value complied with the recommendations emanating from the draft vote of the Minister Rapporteur of the Federal Court of Accounts Aroldo Cedraz. In this way, considering that there was still no manifestation of the Court of Auditors, substantiated in an Agreement, the values approved can still be altered.

With this, the CNPE defined at BRL 67 billion the value added by the new electricity generation concession contracts for 22 Eletrobras hydroelectric plants affected by Law No. 14,182, of which, in compliance with the law, BRL 2.9 billion must be withdrawn billion relating to credits incurred, until June 30, 2017, for fuel consumption in the North region that were not reimbursed by the Fuel Consumption Account (CCC), due to the economic and energy efficiency requirements established by Law No. 12,111 /2009.

Of the total, BRL 25.3 billion will be paid by Eletrobras to the Union for grants of hydroelectric plants that will leave the current quota regime, which only remunerates operation and maintenance, for independent energy production, and also for new concession contracts the Tucuruí, Mascarenhas, Sobradinho and Itumbiara plants. Thus, consumers will be less exposed to hydrological factors that affect the electrical system.

It is noteworthy that the conditions for migration to the independent production regime have not changed, that is, it will be 20% per year, starting on January 1, 2023. For the Tucuruí, Curuá-Una and Mascarenhas de hydroelectric plants Moraes, the rule is different and provides for the free availability of energy from the signing of the new concession contracts, as these plants never came to operate under the quota regime.

As for the Sobradinho and Itumbiara HPPs, the free disposal of energy must respect the rules established in Laws nº 11,943, of 2009, and nº 13,182, of 2015, combined with that established in Law nº 14,182, of 2021.

In addition, January 1, 2023 was also considered in the modeling as the effective date of the new physical energy guarantees published in MME Ordinance No. 544, of 2021.

The amount that will be reverted to reasonable tariffs through payment by Eletrobras or its subsidiaries to the Energy Development Account (CDE) was changed to R$ 32 billion, promoting an even greater reduction than previously foreseen in charges paid by consumers.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

The main change in the calculation of added value, which resulted in these values, is the change in the future price of energy considered in the economic-financial model, as assessed by the TCU, which went from BRL 155/MWh to BRL 172.14/MWh, which refers to the last year (2033) of the CME – Energy series of the PDE 2030.

Finally, an article was included that provides for the obligation of the concessionaire to prepare Technical and Economic Feasibility Studies to identify the Optimal Use for the plants listed in the table below, within thirty-six months from the date of signature of the Concession Agreement, and implementation of this, if economically viable, within one hundred and thirty-two months of signing the Concession Agreement.

"And today we have completed an important step in Eletrobras' capitalization process, which is the publication of the new grant values, already considering the notes of the TCU. A hard work that we developed so that we could follow the schedule. The increase in values brings greater relief to consumers, with the reduction of charges. And the capitalization continues, bringing investments to the sector and to Brazil", said Minister Bento Alburquerque.

Technical and Economic Feasibility Studies - Selected Plants

Subsidiary	UHE	CEG - ANEEL	UF	Power (MW) (1)
Chesf	Boa Esperança	UHE.PH.PI.000267-4	PI/MA	237.3
Chesf	Apolônio Sales (Moxotó)	UHE.PH.AL.001510-5	AL	4,279.6
Chesf	Paulo Afonso I	UHE.PH.BA.002012-5	BA
Chesf	Paulo Afonso II	UHE.PH.BA.027048-2	BA
Chesf	Paulo Afonso III	UHE.PH.BA.027049-0	BA
Chesf	Paulo Afonso IV	UHE.PH.BA.027050-4	BA
Chesf	Luiz Gonzaga (Itaparica)	UHE.PH.PE.001174-6	BA/PE	1,479.6
Chesf	Xingó	UHE.PH.SE.027053-9	SE/AL	3,162.0
Chesf	Sobradinho	UHE.PH.BA.002755-3	BA	1,050.3
Chesf	Funil	UHE.PH.BA.027046-6	BA	30.0
Chesf	Pedra	UHE.PH.BA.027052-0	BA	20.0
Eletronorte	Coaracy Nunes	UHE.PH.AP.000783-8	AP	78.0
Eletronorte	Tucuruí	UHE.PH.PA.002889-4	PA	8,535.0
Eletronorte	Curuá-Una	UHE.PH.PA.027130-6	PA	42.8
Furnas	Corumbá I	UHE.PH.GO.000866-4	GO	375.0
Furnas	Estreito (Luís Carlos B. de Carvalho)	UHE.PH.SP.000917-2	SP/MG	1,050.0
Furnas	Funil – RJ	UHE.PH.RJ.027118-7	RJ	216.0
Furnas	Furnas	UHE.PH.MG.001007-3	MG	1,216.0
Furnas	Marimbondo	UHE.PH.MG.001417-6	MG/SP	1,440.0
Furnas	Porto Colômbia	UHE.PH.MG.002117-2	MG/SP	320.0
Furnas	Itumbiara	UHE.PH.MG.001194-0	MG/GO	2,082.0
Furnas	Mascarenhas de Moraes (Peixoto)	UHE.PH.MG.002038-9	MG	476.0

(1) Power considered in the calculation of the physical energy guarantee defined in MME Ordinance No. 544, of August 30, 2021.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.